UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2014

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2014 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 14, 2014

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,933,741 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of June 30, 2014 and December 31, 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014	December 31, 2013
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	867,036	790,520
Investment property	7	8,136	10,147
Intangible assets	8	25,459	27,341
Biological assets	9	293,389	225,203
Investments in joint ventures		3,660	3,179
Deferred income tax assets	19	47,079	48,368
Trade and other receivables	11	55,876	53,252
Other assets		698	707

Total Non-Current Assets		1,301,333	1,158,717

Current Assets
Biological assets	9	25,147	66,941
Inventories	12	150,600	108,389
Trade and other receivables	11	169,728	141,180
Derivative financial instruments	10	4,445	4,102
Cash and cash equivalents	13	199,327	232,147

Total Current Assets		549,247	552,759

TOTAL ASSETS		1,850,580	1,711,476

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	15	183,573	183,573
Share premium	15	932,741	939,072
Cumulative translation adjustment		(298,718)	(311,807)
Equity-settled compensation		14,680	17,352
Cash flow hedge		(12,384)	(15,782)
Other reserves		—	(161)
Reserve from the sale of non controlling interests in subsidiaries		25,575	—
Treasury shares		(2,902)	(961)
Retained earnings		47,195	43,018

Equity attributable to equity holders of the parent		889,760	854,304

Non controlling interest		7,972	45

TOTAL SHAREHOLDERS EQUITY		897,732	854,349

LIABILITIES
Non-Current Liabilities
Trade and other payables	17	2,451	2,951
Borrowings	18	646,677	512,164
Deferred income tax liabilities	19	48,552	57,623
Payroll and social security liabilities	20	1,179	1,458
Derivatives financial instruments	10	5,311	—
Provisions for other liabilities	21	2,421	2,293

Total Non-Current Liabilities		706,591	576,489

Current Liabilities
Trade and other payables	17	76,332	92,965
Current income tax liabilities		1,350	310
Payroll and social security liabilities	20	30,086	26,139
Borrowings	18	135,669	147,967
Derivative financial instruments	10	2,247	12,600
Provisions for other liabilities	21	573	657

Total Current Liabilities		246,257	280,638

TOTAL LIABILITIES		952,848	857,127

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,850,580	1,711,476

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the six-month and three-month periods ended June 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2014	2013	2014	2013
		(unaudited)
Sales of manufactured products and services rendered	22	189,737	179,421	120,926	109,390
Cost of manufactured products sold and services rendered	23	(126,095)	(119,306)	(79,755)	(69,626)

Gross Profit from Manufacturing Activities		63,642	60,115	41,171	39,764

Sales of agricultural produce and biological assets	22	113,422	118,938	83,104	83,256
Cost of agricultural produce sold and direct agricultural selling expenses	23	(113,422)	(118,938)	(83,104)	(83,256)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	39,860	(15,888)	915	(17,924)
Changes in net realizable value of agricultural produce after harvest		(1,704)	4,538	(2,565)	3,139

Gross Profit/(Loss) from Agricultural Activities		38,156	(11,350)	(1,650)	(14,785)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		101,798	48,765	39,521	24,979

General and administrative expenses	23	(23,634)	(26,060)	(12,854)	(14,722)
Selling expenses	23	(31,393)	(28,309)	(19,757)	(17,866)
Other operating (expense)/ income, net	25	(2,384)	20,054	11,186	6,937
Share of loss of joint ventures		(231)	(36)	(6)	(36)

Profit /(loss) from Operations Before Financing and Taxation		44,156	14,414	18,090	(708)

Finance income	26	4,301	3,442	2,136	(406)
Finance costs	26	(39,180)	(56,309)	(20,842)	(41,923)

Financial results, net	26	(34,879)	(52,867)	(18,706)	(42,329)

Profit (Loss) Before Income Tax		9,277	(38,453)	(616)	(43,037)

Income tax (expense)/ benefit	19	(5,229)	12,339	2,068	13,711

Profit (Loss) for the Period from Continuing Operations		4,048	(26,114)	1,452	(29,326)

Profit (loss) for the Period from discontinued operations		—	1,767	—	2,469

Profit / (Loss) for the Period		4,048	(24,347)	1,452	(26,857)

Attributable to:
Equity holders of the parent		4,069	(24,338)	1,479	(26,852)
Non controlling interest		(21)	(9)	(27)	(5)
Income / (Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the period:
Basic earnings per share
From continuing operations		0.034	(0.214)	0.012	(0.240)
From discontinued operations		—	0.014	—	0.020
Diluted earnings per share
From continuing operations		0.033	(0.214)	0.012	(0.240)
From discontinued operations		—	0.014	—	0.020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the six-month and three-month periods ended June 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2014	2013	2014	2013
	(unaudited)
Profit (Loss) for the Period	4,048	(24,347)	1,452	(26,857)
Other comprehensive income:
Exchange differences on translating foreign operations	(2,792)	(66,656)	10,993	(67,880)
Cash flow hedge	3,393	—	7,775	—

Other comprehensive loss for the period	601	(66,656)	18,768	(67,880)

Total comprehensive loss income for the period	4,649	(91,003)	20,220	(94,737)

Attributable to:
Equity holders of the parent	4,731	(90,991)	20,296	(94,729)
Non controlling interest	(82)	(12)	(76)	(8)
Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	4,731	(92,758)	20,296	(97,298)
Discontinued operations	—	1,767	—	2,569

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2013	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043
Loss for the period	—	—	—	—	—	—	(24,338)	(24,338)	(9)	(24,347)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(66,653)	—	—	—	—	(66,653)	(3)	(66,656)

Other comprehensive income for the period	—	—	(66,653)	—	—	—	(24,338)	(90,991)	(12)	(91,003)

Total comprehensive income for the period	—	—	—	—	—	—	—	—	—	—
Employee share options (Note 16):
- Value of employee services	—	—	—	39	—	—	—	39	—	39
- Forfeited	—	—	—	(122)	—	—	122	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	1,872	—	—	—	1,872	—	1,872
- Vested	242	2,721	—	(3,152)	179	—	—	(10)	—	(10)
- Forfeited	—	—	—	—	6	5	—	11	—	11
Disposal of interest in joint ventures	—	—	684	—	—	—	—	684	—	684

Balance at June 30, 2013 (unaudited)	183,573	943,053	(248,898)	16,589	(164)	(1)	43,431	937,583	53	937,636

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2014 and 2013 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non controlling interests in subsidiaries (Note 14)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	—	43,018	854,304	45	854,349
Profit (Loss) for the period	—	—	—	—	—	—	—	—	4,069	4,069	(21)	4,048
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(2,736)	—	—	—	—	—	—	(2,736)	(56)	(2,792)
Cash flow hedge	—	—	—	—	3,398	—	—	—	—	3,398	(5)	3,393

Total comprehensive income for the period	—	—	(2,736)	—	3,398	—	—	—	4,069	4,731	(82)	4,649

Employee share options (Note 16)
- Value of employee services	—	—	—	6	—	—	—	—	—	6	—	6
- Exercised	—	649	—	(218)	—	—	148	—	—	579	—	579
- Forfeited	—	—	—	(108)	—	—	—	—	108	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	1,701	—	—	—	—	—	1,701	—	1,701
- Vested	—	3,444	—	(4,053)	—	160	446	—	—	(3)	—	(3)
- Forfeited	—	—	—	—	—	1	(1)	—	—	—	—	—
Purchase of own shares (Note 15)	—	(10,424)	—	—	—	—	(2,534)	—	—	(12,958)	—	(12,958)
Sale of non controlling interests in subsidiaries (Note 14)	—	—	15,825	—	—	—	—	25,575	—	41,400	8,009	49,409

Balance at June 30, 2014 (unaudited)	183,573	932,741	(298,718)	14,680	(12,384)	—	(2,902)	25,575	47,195	889,760	7,972	897,732

(*)	Net of 1,557 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014	June 30, 2013
		(unaudited)
Cash flows from operating activities:
Profit for the period		4,048	(24,347)
Adjustments for:
Income tax benefit	19	5,229	(12,339)
Depreciation	23	34,273	28,902
Amortization	23	192	177
Gain from disposal of farmland and other assets	25	—	(5,082)
Gain from of disposal of other property items	25	(606)	(495)
Gain from disposal of subsidiary		—	(2,119)
Equity settled share-based compensation granted	24	1,707	1,911
Loss/(Gain) from derivative financial instruments and forwards	25, 26	2,620	1,162
Interest and other expense, net	26	25,768	21,407
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(11,199)	19,617
Changes in net realizable value of agricultural produce after harvest (unrealized)		2,305	(1,640)
Provision and allowances		42	377
Share of loss from joint venture		231	36
Foreign exchange gains, net	26	3,268	16,713
Cash flow hedge – transfer from equity	26	4,609	—
Discontinued operations		—	(1,767)

Subtotal		72,487	42,513
Changes in operating assets and liabilities:
Increase in trade and other receivables		(23,700)	(31,425)
Increase in inventories		(49,251)	(29,303)
Decrease in biological assets		45,059	61,820
Decrease in other assets		10	143
(Increase) in derivative financial instruments		(8,107)	5,913
Decrease in trade and other payables		(13,583)	(12,594)
Increase in payroll and social security liabilities		3,721	1,579
Increase/(Decrease) in provisions for other liabilities		191	(239)

Net cash generated in operating activities before interest and taxes paid		26,827	38,407
Income tax paid		(268)	(187)

Net cash generated from operating activities		26,559	38,220

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2014 and 2013 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014	June 30, 2013
		(unaudited)
Cash flows from investing activities:
Continuing operations:
Purchases of property, plant and equipment		(113,081)	(76,795)
Purchases of intangible assets	8	(658)	(844)
Purchase of cattle and non current biological assets planting cost		(56,402)	(48,774)
Interest received	26	3,393	3,279
Investments in joint ventures		(1,372)	(4,164)
Proceeds from sale of farmland and other assets		—	3,018
Proceeds from sale of property, plant and equipment		745	2,179
Proceeds from disposal of subsidiaries		1,003	12,843
Proceeds from sales of financial assets		—	4,924
Discontinued operations		—	5,100

Net cash used in investing activities		(166,372)	(99,234)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		576	—
Proceeds from long-term borrowings		159,104	110,191
Payments of long-term borrowings		(59,539)	(41,022)
Net proceeds from the sale of minority interest in subsidiaries		49,414	—
Net (decrease)/increase in short-term borrowings		(28,800)	2,756
Interest paid		(25,182)	(14,540)
Purchase of own shares		(12,992)	—

Net cash generated from financing activities		82,581	57,385

Net decrease in cash and cash equivalents		(57,232)	(3,629)

Cash and cash equivalents at beginning of period		232,147	218,809
Effect of exchange rate changes on cash and cash equivalents		24,412	(11,160)

Cash and cash equivalents at end of period		199,327	204,020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1. General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 12, 2014.

2. Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements(“interim financial statements”) as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2014, results of operations and cash flows for the six month periods ended June 30, 2014 and 2013. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2013.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards have a material impact on the information to be presented in the financial statements.

During the six months ended June 30, 2014, the IASB published new standards that would have an impact on the Group when they become effective:

In June 2014, the IASB issued amendments to IAS 16 “Property, plant and equipment” and IAS 41 “Agriculture”, in relation to bearer plants. The amendments define a bearer plant and exclude them from the scope of IAS 41 and include them within the scope of IAS 16. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017, with earlier application permitted. This standard is not effective for the financial year beginning January 1, 2014 and has not been early adopted. The Group has not yet assessed the potential impact that the application of these standards may have on the Group’s financial condition or results of operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3. Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2013 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2014. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•     Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2014. All amounts are shown in US dollars.

	June 30, 2014
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(6,689)	—	—	—	(6,689)
Brazilian Reais	—	(346,704)	—	—	(346,704)
US Dollar	(66,337)	(271,939)	31,895	94,464	(211,917)
Uruguayan Peso	—	—	(545)	—	(545)

Total	(73,026)	(618,643)	31,350	94,464	(565,855)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2014 would have increased the Group’s Loss Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

	June 30, 2014
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	—	—	—	—	—
Brazilian Reais	—	—	—	—	—
US Dollar	(6,634)	(27,194)	3,190	—	(30,638)
Uruguayan Peso	—	—	—	—	—

(Increase) or decrease in Loss Before Income Tax	(6,634)	(27,194)	3,190	—	(30,638)

Hedge Accounting—Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Company expects that the cash flows will occur and affect profit or loss between 2014 and 2020.

For the period ended June 30, 2014, a total amount before income tax of US$ 341 was recognized in other comprehensive income and an amount of US$ loss 4,609 was reclassified from equity to profit or loss within “Financial results, net”.

•     Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2014 (all amounts are shown in US dollars):

	June 30, 2014
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	9,039	—	—	9,039
Brazilian Reais	—	226,956	—	226,956
US Dollar	30,494	31,548	—	62,042

Subtotal Fixed-rate borrowings	39,533	258,504	—	298,037

Variable rate:
Brazilian Reais	—	196,765	—	196,765
US Dollar	32,852	247,900	6,022	286,774

Subtotal Variable-rate borrowings	32,852	444,665	6,022	483,539

Total borrowings as per analysis	72,385	703,169	6,022	781,576

Finance leases	763	7	—	770

Total borrowings at June 30, 2014	73,148	703,176	6,022	782,346

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

At June 30, 2014, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would decrease as follows:

	June 30, 2014
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,968)	—	(1,968)
US Dollar	(324)	(2,479)	(60)	(2,863)

Total effects on Loss Before Income Tax	(324)	(4,447)	(60)	(4,831)

•     Credit risk

As of June 30, 2014, 3 banks accounted for more than 80% of the total cash deposited (Rabobank, HSBC,Banco do Brasil).

•     Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2014:

•     Futures / Options

	June 30, 2014
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Profit (*)

			(unaudited)	(unaudited)
Futures:
Sale
Corn	145	27,198	2,590	2,590
Soybean	89	32,554	(39)	(171)
Sugar	3	1,023	(6)	(6)
Ethanol	3	2,605	47	47
Options:
Buy put
Corn	114	908	960	53
Soybean	36	393	182	(210)
Sell put
Corn	8	(46)	(32)	14
Sell call
Soybean	36	(391)	(480)	(89)
Buy Call
Corn	8	44	27	(17)

Total	442	64,288	3,249	2,211

(*)	Included in line “Gain from commodity derivative financial instruments” Note 25.
(**)	All quantities expressed in tons except otherwise indicated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Financial risk management (continued)

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•     Other derivative financial instruments

As of June 30, 2014, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2013.

During the period ended on June 2014, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 24.2 million. The currency forward contracts had maturity dates between April 2014 and July 2014. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.32 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

4. Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2013 described in Note 4.

5. Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Group’s management does not consider its Coffee and Cattle businesses to be of continuing significance and they do not meet the quantitative threshold for disclosure. The Coffee and Cattle businesses are now presented within “Farming – All Other Segments” and prior years disclsoures have been recast to conform to this presentation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Segment information (continued)

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

•	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Segment information (continued)

Segment analysis for the six-month period ended June 30, 2014 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of manufactured products and services rendered	117	51,883	322	788	53,110	136,627	—	—	189,737
Cost of manufactured products sold and services rendered	—	(39,328)	(322)	(33)	(39,683)	(86,412)	—	—	(126,095)

Gross Profit from Manufacturing Activities	117	12,555	—	755	13,427	50,215	—	—	63,642

Sales of agricultural produce and biological assets	98,341	1,460	13,621	—	113,422	—	—	—	113,422
Cost of agricultural produce sold and direct agricultural selling expenses	(98,341)	(1,460)	(13,621)	—	(113,422)	—	—	—	(113,422)
Initial recognition and changes in fair value of biological assets and agricultural produce	42,871	11,557	3,890	(386)	57,932	(18,072)	—	—	39,860
Changes in net realizable value of agricultural produce after harvest	(1,704)	—	—	—	(1,704)	—	—	—	(1,704)

Gross Profit / (loss) from Agricultural Activities	41,167	11,557	3,890	(386)	56,228	(18,072)	—	—	38,156

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,284	24,112	3,890	369	69,655	32,143	—	—	101,798

General and administrative expenses	(2,083)	(1,602)	(777)	(84)	(4,546)	(10,132)	—	(8,956)	(23,634)
Selling expenses	(2,029)	(9,126)	(272)	(13)	(11,440)	(19,225)	—	(728)	(31,393)
Other operating (loss)/income, net	(5,245)	235	20	(15)	(5,005)	2,484	—	137	(2,384)
Share of loss of joint ventures	(231)	—	—	—	(231)	—	—	—	(231)

Profit / (loss) from Operations Before Financing and Taxation	31,696	13,619	2,861	257	48,433	5,270	—	(9,547)	44,156

Reserve from the sale of non controlling interests in subsidiaries	—	—	—	—	—	—	25,575	—	25,575
Depreciation and amortization	(994)	(1,672)	(775)	(209)	(3,650)	(30,815)	—	—	(34,465)
Initial recognition and changes in fair value of biological assets (unrealized)	726	—	—	—	726	(3,337)	—	—	(2,611)
Initial recognition and changes in fair value of agricultural produce (unrealized)	14,722	6,106	—	—	20,828	(7,018)	—	—	13,810
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	27,423	5,451	3,890	(386)	36,378	(7,717)	—	—	28,661
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,305)	—	—	—	(2,305)	—	—	—	(2,305)
Changes in net realizable value of agricultural produce after harvest (realized)	601	—	—	—	601	—	—	—	601
Property, plant and equipment, net	133,342	44,670	16,314	9,339	203,665	663,371	—	—	867,036
Investment property	—	—	—	8,136	8,136	—	—	—	8,136
Goodwill	8,091	3,394	—	1,247	12,732	9,903	—	—	22,635
Biological assets	20,324	4,502	7,968	2,247	35,041	283,495	—	—	318,536
Investment in joint ventures	—	—	—	3,660	3,660	—	—	—	3,660
Inventories	61,117	30,822	4,209	226	96,374	54,226	—	—	150,600

Total segment assets	222,874	83,388	28,491	24,855	359,608	1,010,995	—	—	1,370,603

Borrowings	63,737	31,793	(1,399)	1,642	95,773	686,573	—	—	782,346

Total segment liabilities	63,737	31,793	(1,399)	1,642	95,773	686,573	—	—	782,346

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Segment information (continued)

Segment analysis for the six-month period ended June 30, 2013 (unaudited)

	Farming					Sugar, ethanol and energy	Land transformation
	Crops	Rice	Dairy	All Other Segments	Farming subtotal			Corporate	Total
Sales of manufactured products and services rendered	342	52,167	—	1,864	54,373	125,048	—	—	179,421
Cost of manufactured products sold and services rendered	—	(45,217)	—	(48)	(45,265)	(74,041)	—	—	(119,306)

Gross Profit from Manufacturing Activities	342	6,950	—	1,816	9,108	51,007	—	—	60,115

Sales of agricultural produce and biological assets	102,595	1,243	14,244	856	118,938	—	—	—	118,938
Cost of agricultural produce sold and direct agricultural selling expenses	(102,595)	(1,243)	(14,244)	(856)	(118,938)	—	—	—	(118,938)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,754	5,473	2,730	(6,937)	19,020	(34,908)	—	—	(15,888)
Changes in net realizable value of agricultural produce after harvest	4,417	—	—	121	4,538	—	—	—	4,538

Gross Profit/ (Loss) from Agricultural Activities	22,171	5,473	2,730	(6,816)	23,558	(34,908)	—	—	(11,350)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,513	12,423	2,730	(5,000)	32,666	16,099	—	—	48,765

General and administrative expenses	(2,106)	(2,390)	(536)	(556)	(5,588)	(10,358)	—	(10,114)	(26,060)
Selling expenses	(2,646)	(8,246)	(206)	(440)	(11,538)	(16,612)	—	(159)	(28,309)
Other operating loss, net	4,028	274	39	(313)	4,028	9,051	6,919	56	20,054
Share of loss of joint ventures	(36)	—		—	(36)	—	—	—	(36)

Profit/ (Loss) from Operations Before Financing and Taxation	21,753	2,061	2,027	(6,309)	19,532	(1,820)	6,919	(10,217)	14,414

Profit from discontinued operations	—	—	1,767	—	1,767	—	—	—	1,767
Depreciation and amortization	(1,118)	(2,534)	(535)	(191)	(4,378)	(24,701)	—	—	(29,079)
Initial recognition and changes in fair value of biological assets (unrealized)	688	—	(98)	(7,277)	(6,687)	(17,827)	—	—	(24,514)
Initial recognition and changes in fair value of agricultural produce (unrealized)	5,343	3,339	—	294	8,976	(4,079)	—	—	4,897
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	11,723	2,134	2,828	46	16,731	(13,002)	—	—	3,729
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,640	—	—	—	1,640	—	—	—	1,640
Changes in net realizable value of agricultural produce after harvest (realized)	2,777	—	—	121	2,898	—	—	—	2,898
As of December 31, 2013:
Property, plant and equipment, net	157,664	55,411	20,097	10,333	243,505	547,015	—	—	790,520
Investment property	—	—	—	10,147	10,147	—	—	—	10,147
Goodwill	9,956	4,233	—	1,367	15,556	9,313	—	—	24,869
Biological assets	35,982	30,596	9,450	2,340	78,368	213,776	—	—	292,144
Investment in joint ventures	3,179	—	—	—	3,179	—	—	—	3,179
Inventories	27,240	10,128	1,563	213	39,144	69,245	—	—	108,389

Total segment assets	234,021	110,368	31,110	24,400	389,899	839,349	—	—	1,229,248

Borrowings	68,886	41,906	10,477	—	121,269	538,862	—	—	660,131

Total segment liabilities	68,886	41,906	10,477	—	121,269	538,862	—	—	660,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2014 and 2013 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Six-month period ended June 30, 2013
Opening net book amount.	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(23,773)	(710)	(11,784)	(15,738)	(109)	(140)	(16,776)	(69,030)
Additions	—	91	3,838	35,622	743	121	41,410	81,825
Transfers	—	229	74,732	108,770	20	—	(183,751)	—
Disposals	(5,415)	—	(411)	(1,860)	(14)	(26)	—	(7,726)
Disposals of subsidiaries	(2,031)	—	(395)	—	—	—	—	(2,426)
Reclassification to non-income tax credits (*)	—	—	(439)	1,287	—	—	—	848
Depreciation (Note 23)	—	(1,034)	(6,166)	(20,914)	(529)	(259)	—	(28,902)

Closing net book amount	253,062	7,093	208,261	319,808	1,704	1,436	64,122	855,486

At June 30, 2013 (unaudited)
Cost	253,062	12,996	267,426	491,217	4,755	4,382	64,122	1,097,960
Accumulated depreciation	—	(5,903)	(59,165)	(171,409)	(3,051)	(2,946)	—	(242,474)

Net book amount	253,062	7,093	208,261	319,808	1,704	1,436	64,122	855,486

Six-month period ended June 30, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(26,549)	(1,721)	4,741	15,155	75	(217)	2,794	(5,722)
Additions	—	—	14,708	44,439	889	126	56,627	116,789
Transfers	—	—	13,649	7,924	32	—	(21,605)	—
Disposals	—	—	(7)	(443)	(5)	(21)	—	(476)
Reclassification to non-income tax credits (*)	—	—	(173)	(578)	—	—	—	(751)
Depreciation (Note 23)	—	(843)	(8,371)	(23,553)	(383)	(174)	—	(33,324)

Closing net book amount	190,294	6,288	231,009	340,854	2,298	898	95,395	867,036

At June 30, 2014 (unaudited)
Cost	190,294	14,025	307,411	565,144	6,365	4,233	95,395	1,182,867
Accumulated depreciation	—	(7,737)	(76,402)	(224,290)	(4,067)	(3,335)	—	(315,831)

Net book amount	190,294	6,288	231,009	340,854	2,298	898	95,395	867,036

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit, As of December 31, 2013, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Property, plant and equipment (continued)

An amount of US$ 29,847 and US$ 25,358 of depreciation are included in “Cost of manufactured products sold and services rendered” for the six-month periods ended June 30, 2014 and 2013, respectively. An amount 3,109 and US$ 3,306 of depreciation are included in “General and administrative expenses” for the six-month periods ended June 30, 2014 and 2013, respectively. An amount of US$ 560 and US$ 238 of depreciation are included in “Selling expenses” for the six-month periods ended June 30, 2014 and 2013, respectively

As of June 30, 2014, borrowing costs of US$ 1,938 (June 30, 2013: US$ 6,830) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 23,932 as of June 30, 2014.

As of June 30, 2014 included within property, plant and equipment balances are US$ 736 related to the net book value of assets under finance leases.

7. Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2014 and 2013 were as follows:

	June 30, 2014	June 30, 2013
	(unaudited)
Beginning of the period	10,147	15,542
Exchange differences	(2,011)	(1,356)

End of the period	8,136	14,186

Cost	8,136	14,186
Accumulated depreciation	—	—

Net book amount	8,136	14,186

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30, 2014	June 30, 2013
	(unaudited)
Rental income	786	2,036

As of June 30, 2014, the fair value of investment property was US$ 58 million (2013: US$ 67 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8. Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2014 and 2013 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Six-month period ended June 30, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(2,586)	(31)	(33)	(6)	(2,656)
Additions	—	—	800	44	844
Amortization charge (ii) (Note 23)	—	(86)	(91)	—	(177)

Closing net book amount	28,514	1,239	1,017	121	30,891

At June 30, 2013 (unaudited)
Cost	28,514	2,571	1,829	121	33,035
Accumulated amortization	—	(1,332)	(812)	—	(2,144)

Net book amount	28,514	1,239	1,017	121	30,891

Six-month period ended June 30, 2014
Opening net book amount	24,869	1,129	1,343	—	27,341
Exchange differences	(2,234)	(17)	(97)	—	(2,348)
Additions	—	—	651	7	658
Amortization charge (ii) (Note 23)	—	(72)	(120)	—	(192)

Closing net book amount	22,635	1,040	1,777	7	25,459

At June 30, 2014 (unaudited)
Cost	22,635	2,509	2,806	136	28,086
Accumulated amortization	—	(1,469)	(1,029)	(129)	(2,627)

Net book amount	22,635	1,040	1,777	7	25,459

(i)	For the six-month period ended June 30, 2013 an amount of US$ 91 and US$ 86 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the six-month period ended June 30, 2014 an amount of US$ 120 and US$ 72 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9. Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2014 and 2013 were as follows:

	June 30, 2014	June 30, 2013
	(unaudited)
Beginning of the period	292,144	298,136
Increase due to purchases	526	561
Initial recognition and changes in fair value of biological assets (i)	39,860	(15,888)
Decrease due to harvest	(204,515)	(197,958)
Decrease due to disposals	(13,621)	(9,704)
Costs incurred during the period	200,292	185,914
Exchange differences	3,850	(20,066)

End of the period year	318,536	240,995

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ 14,568 loss for the six-month period ended June 30, 2014 (2013: US$ (39,115) loss). In 2014, an amount of US$ 27,624 gain (2013: US$ (10,189) loss) was attributable to price changes, and an amount of US$ 42,192 loss (2013: US$ (28,926) loss) was mainly attributable to physical changes.

Biological assets as of June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Non-current
Cattle for dairy production	7,620	9,450
Other cattle	27	33
Sown land – coffee	2,247	1,944
Sown land – sugarcane	283,495	213,776

	293,389	225,203

Current
Other cattle	321	363
Sown land – crops	20,324	35,982
Sown land – rice	4,502	30,596

	25,147	66,941

Total biological assets	318,536	292,144

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Financial instruments

As of June 30, 2014, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2014 and their allocation to the fair value hierarchy:

	2014
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	4,445	—	—	4,445

Total assets	4,445	—	—	4,445

Liabilities
Derivative financial instruments	(1,356)	(6,202)	—	(7,558)

Total liabilities	(1,356)	(6,202)	—	(7,558)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	2,592
Foreign currency futures	Quoted price	—	—	1	(160)
Options	Quoted price	—	—	1	657
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(6,202)

					(3,113)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Trade and other receivables, net

	June 20, 2014	December 31, 2013
	(unaudited)
Non current
Trade receivables	3,552	4,676

Trade receivables – net	3,552	4,676

Advances to suppliers	16,915	10,658
Income tax credits	6,986	7,058
Non-income tax credits (i)	15,665	13,941
Judicial deposits	2,827	2,706
Receivable from disposal of subsidiary	4,890	9,202
Cash collateral	1,367	451
Other receivables	3,674	4,560

Non current portion	55,876	53,252

Current
Trade receivables	53,682	46,326
Less: Allowance for trade receivables	(419)	(545)

Trade receivables – net	53,263	45,781

Prepaid expenses	4,400	7,786
Advance to Suppliers	36,374	16,088
Income tax credits	5,975	5,519
Non-income tax credits (i)	41,858	43,700
Cash collateral	7,287	6,554
Receivable from disposal of subsidiary	6,080	6,174
Other receivables	14,491	9,578

Subtotal	116,465	95,399

Current portion	169,728	141,180

Total trade and other receivables, net	225,604	194,432

(i)	Includes US$ 751 reclassified from property, plant and equipment (December 31, 2013: US$ 383).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2014	December 31, 2013
	(unaudited)
Currency
US Dollar	40,735	30,054
Argentine Peso	47,347	50,512
Uruguayan Peso	1,002	520
Brazilian Reais	136,521	113,346

	225,604	194,432

As of June 30, 2014 trade receivables of US$ 20,925 (December 31, 2013: US$ 14,319) were past due but not impaired. The ageing analysis of these receivables is as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Up to 3 months	20,012	13,432
3 to 6 months	110	827
Over 6 months	803	60

	20,925	14,319

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgage as collateral for the sale of Agrícola Ganadera San José S.R.L.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12. Inventories

	June 30, 2014	December 31, 2013
	(unaudited)
Raw materials	36,533	37,859
Finished goods	105,741	67,689
Stocks held by third parties	8,200	2,824
Others	126	17

	150,600	108,389

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 126,095 for the six-month period ended June 30, 2014. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 66,365 for the six-month period ended June 30, 2014.

13. Cash and cash equivalents

	June 30, 2014	December 31, 2013
	(unaudited)
Cash at bank and on hand	123,695	165,362
Short-term bank deposits	75,632	66,785

	199,327	232,147

14. Disposals

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In June, 2014, the Group sold 49% of its interest in Global Anceo S.L.U. and Global Hisingen S.L.U. The main underlying assets of such corporations are Guayacanes and La Guarida farms.

Sale price amounted US$ 50.5 million and US$ 49.4 million was collected as of the transaction´s day. As the Company did not lose control of its subsidiaries, this operation is classified as an equity’s transaction, and the margin of the operation was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.6 million and also an increase in non-controlling interest of US$ 8.0 million.

Mimoso farm and coffee assets

In May 2013, the Group completed the sale of the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda,) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, the Group entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Pursuant to the terms of the agreement, we will retain property to these coffee trees, which will still have an estimate useful life of 10 years upon the expiration of the agreement. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 12,371 (US$ 6 million) were collected as of December 31, 2013. The remaining amount will be collected in three equal installments in 2014, 2015 and 2016. This transaction resulted in a gain of US$ 5,7 million recorded in other operating income in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14. Disposals (continued)

In June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm. This transaction resulted in a gain of US$ 1,2 million recorded in other operating income in the statement of income.

15. Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2013	122,220	1,123,663
Restricted shares issued (Note 16)	161	2,963

At June 30, 2013	122,381	1,126,626

At January 1, 2014	122,382	1,122,645
Employee share options exercised (Note 16)	—	649
Restricted shares vested	—	3,444
Purchase of own shares	—	(10,424)

At June 30, 2014	122,382	1,116,314

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2014, the Company repurchased 2,343,846 shares under this program.

16. Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Equity-settled share-based payments (continued)

(a) Option Schemes

For the six-month periods ended June 30, 2014 and 2013 the Group incurred US$ nill million for the both period, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	June 30, 2014		June 30, 2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6,67	2,061	6,68	2,100
Forfeited	—	(5)	8,62	(1)
Exercised	5,83	(99)	—	—
Expired	—	—	—	—

At June 30	6,70	1,957	6,68	2,099

2007/2008 Equity Incentive Plan

	June 30, 2014		June 30, 2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13,07	1,751	13,06	2,013
Forfeited	13,40	(22)	13,22	(33)

At June 30	13,07	1,729	13,06	1,980

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per	Shares (in thousands)
	share	June 30, 2014	June 30, 2013
Expiry date:
May 1, 2014	5,83	577	674
May 1, 2015	5,83	553	553
May 1, 2016	5,83	153	173
February 16, 2016	7,11	110	110
October 1, 2016	8,62	564	590

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Equity-settled share-based payments (continued)

2007/2008 Equity Incentive Plan

	Exercise price per	Shares (in thousands)
	share	June 30, 2014	June 30, 2013
Expiry date:
Dec 1, 2017	12,82	950	1,129
Jan 30, 2019	13,40	599	670
Nov 1, 2019	13,40	8	8
Jan 30, 2020	12,82	26	26
Jan 30, 2020	13,40	65	65
Jun 30, 2020	13,40	22	22
Sep 1, 2020	13,40	44	44
Sep 1, 2020	12,82	15	15

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
June 30, 2014	3,686
June 30, 2013	4,019

(b) Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan were effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of June 30, 2014, all the restricted shares were vested.

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

As of June 30, 2014, the Group recognized compensation expense US$ 1.7 million related to the restricted shares granted under the Restricted Share Plan (2013: US$ 1,9 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Equity-settled share-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013
Fair value	12,69	12,69	12,36	9,81	9,33	8,08	7,48
Possibility of ceasing employment before vesting	1,42%	1,86%	0%	3%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2014	2014	2013	2013
At January 1	110	699	234	515
Granted (1)	—	470	—	346
Forfeited	(3)	(15)	(4)	(6)
Vested	(107)	(297)	(119)	(168)

At June 30	—	857	111	687

(1)	Approved by the Board of Directors of March 13, 2014 and the Shareholders Meeting of April 16, 2014.

17. Trade and other payables

	June 30, 2014	December 31, 2013
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	2,084	2,605
Other payables	367	346

	2,451	2,951

Current
Trade payables	68,462	84,009
Advances from customers	2,488	2,900
Amounts due to related parties (Note 27)	491	1,069
Taxes payable	2,556	3,108
Payables from acquisitions of property, plants and equipment	1,075	—
Escrows arising on business combinations	1,063	1,030
Other payables	197	849

	76,332	92,965

Total trade and other payables	78,783	95,916

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18. Borrowings

	June 30, 2014	December 31, 2013
	(unaudited)
Non-current
Votoratim	3,357	3,388
ABC Brazil Loan	11,084	17,746
Bradesco Loan (*)	8,764	8,832
BNDES Loan Facility(*)	148,272	108,804
IDB Facility (*)	29,920	37,703
Ciudad de Buenos Aires Loan	14,286	14,286
Galicia Loan	461	1,150
Banco do Brazil Loan Facility (*)	85,905	82,997
Itaú BBA Facility (*)	51,898	44,327
Rabobank Loan (*)	34,688	32,482
ING/ABN/Bladex(*)	51,617	52,000
Rabobank, Syndicated Loan (*)	89,153	88,980
ING Bank N,V, Syndicated Loan (*)	97,813	—
Other bank borrowings	19,026	19,058
Obligations under finance leases	433	411

	646,677	512,164

Current
Bank overdrafts	2,098	5,750
BNDES Loan Facility (*)	16,363	8,695
IDB Facility (*)	15,634	15,388
Ciudad de Buenos Aires Loan	2,974	2,992
Galicia Loan	1,509	5,733
Banco do Brazil Loan Facility (*)	12,508	6,888
Rabobank Loan (*)	45,184	32,249
ITAU (*)	8,639	10,924
ABC Brazil Loan	11,710	10,027
Bradesco Loan (*)	6,234	5,932
Votoratim	8,132	7,310
ING/ABN/Bladex(*)	—	17,003
Rabobank, Syndicated Loan (*)	249	365
Other bank borrowings	4,098	18,383
Obligations under finance leases	337	328

	135,669	147,967

Total borrowings	782,346	660,131

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

New loan of the period – ING Bank N.V. Syndicated Loan

In March 2014, Adecoagro Vale do Ivinhema entered into a US$ 100.0 million loan with syndicate of banks, led by ING Bank N.V., due 2017. This syndicate loan bears an interest of LIBOR 3 months + 4.20% per annum. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18. Borrowings (continued)

Financial ratios:

	2014		2015		2016
Net Bank Debt / EBITDA	[<	]4,5	[<	]5	[<	]4,5
Solvency Ratio	[>	]40%	[>	]40%	[>	]40%
Interest Coverage Ratio	[<	]2	[<	]2	[<	]2

As of June 30, 2014, total bank borrowings include collateralized liabilities of US$ 679,237 (December 31, 2013: US$ 625,533). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Fixed rate:
Less than 1 year	51,501	56,932
Between 1 and 2 years	49,697	38,393
Between 2 and 3 years	41,348	37,762
Between 3 and 4 years	34,390	29,467
Between 4 and 5 years	30,128	27,803
More than 5 years	90,973	75,745

	298,037	266,102

Variable rate:
Less than 1 year	83,831	90,707
Between 1 and 2 years	163,435	107,392
Between 2 and 3 years	141,938	100,949
Between 3 and 4 years	57,556	54,212
Between 4 and 5 years	11,123	12,586
More than 5 years	25,656	27,444

	483,539	393,290

	781,576	659,392

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30, 2014	December 31, 2013
	(unaudited)
Currency
US Dollar	349,121	257,283
Brazilian Reais	423,728	372,058
Argentine Peso	9,497	30,775
Uruguayan Peso	—	15

	782,346	660,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19. Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2014	June 30, 2013
	(unaudited)
Current income tax	(1,620)	(929)
Deferred income tax	(3,609)	13,268

Income tax (expense)/benefit	(5,229)	12,339

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2013,

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of June 30, 2014, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	June 30, 2014	June 30, 2013
	(unaudited)
Beginning of period asset/(liability)	(9,255)	39,998
Exchange differences	12,948	(2,706)
Disposal of subsidiary	—	(196)
Tax charge relating to cash flow hedge (i)	(1,557)	—
Income tax expense	(3,609)	(13,268)

End of period asset/(liability)	(1,473)	23,828

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 4,950 for the six-month period ended June 30, 2014.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2014	June 30, 2013
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(3,796)	12,431
Non-deductible items	(66)	(2,409)
(Loss) / income not subject to tax	(1,564)	2,349
Others benefit/(expense)	197	(32)

Income tax (expense)/benefit	(5,229)	12,339

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20. Payroll and social security liabilities

	June 30, 2014	December 31, 2013
	(unaudited)
Non-current
Social security payable	1,179	1,458

	1,179	1,458

Current
Salaries payable	12,062	5,782
Social security payable	3,619	3,849
Provision for vacations	11,705	11,481
Provision for bonuses	2,700	5,027

	30,086	26,139

Total payroll and social security liabilities	31,265	27,597

21. Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22. Sales

	June 30, 2014	June 30, 2013
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	74,963	71,023
Sugar (*)	43,036	45,135
Rice (*)	50,478	50,841
Energy	18,628	8,765
Operating leases	867	2,036
Services	1,432	1,480
Others	333	141

	189,737	179,421

Sales of agricultural produce and biological assets:
Soybean (*)	58,018	55,788
Cattle for dairy production	1,060	1,032
Other cattle	—	417
Corn (*)	28,939	28,327
Cotton	333	1,127
Milk	12,561	13,212
Wheat	5,704	7,610
Sunflower	3,896	8,083
Barley	916	1,224
Sorghum	43	1,314
Seeds	778	130
Others	1,174	674

	113,422	118,938

Total sales	303,159	298,359

(*)	Includes sales of soybean, corn, rice and sugar produced by third parties for an amount of US$ 11,459, US$ 9,324, US$ 91 and US$ 2,105, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 78.9 million as of June 30, 2014 (2013: US$ 79.1 million) comprised primarily of 125,497 tons of sugar (US$ 47 million), 79,912 tons of corn (U$S 13.4 million), 70,949 tons of soybean (U$S 22 million) and 20,004 tons of soybean (U$S 6,1 million) which expire between August 2014 and September 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	June 30, 2014	June 30, 2013
	(unaudited)
Cost of agricultural produce and biological assets sold	79,986	104,546
Raw materials and consumables used in manufacturing activities	89,556	69,971
Services	7,162	7,615
Salaries and social security expenses (Note 24)	30,176	28,541
Depreciation and amortization (*)	34,465	29,079
Taxes (**)	1,683	2,452
Maintenance and repairs	6,404	5,884
Lease expense and similar arrangements(***)	1,239	1,473
Freights	18,763	19,411
Export taxes / selling taxes	14,646	11,965
Fuel and lubricants	4,042	3,391
Others	6,422	8,285

Total expenses by nature	294,544	292,613

(*)	Includes US$ 950 and nil of depreciation recognized in inventory as of December 31, 2013 and 2012 respectively,
(**)	Excludes export taxes and selling taxes,
(***)	Relates to various cancellable operating lease agreements for office and machinery equipment,

For the six-month period ended June 30, 2014, an amount of US$ 126,095 is included as “cost of manufactured products sold and services rendered” (June 30, 2013: US$ 119,306); an amount of US$ 113,422 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (June 30, 2013: US$ 118,938); an amount of US$ 23,634 is included in “general and administrative expenses” (June 30, 2013: US$ 26,060); and an amount of US$ 31,393 is included in “selling expenses” as described above (June 30, 2013: US$ 28,309).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24. Salaries and social security expenses

	June 30, 2014	June 30, 2013
	(unaudited)
Wages and salaries	21,362	20,118
Social security costs	7,107	6,512
Equity-settled share-based compensation	1,707	1,911

	30,176	28,541

Number of employees	8,020	7,655

25. Other operating (loss)/income, net

	June 30, 2014	June 30, 2013
	(unaudited)
(Loss) / gain from commodity derivative financial instruments	(3,208)	11,641
Loss from onerous contracts – forwards	(132)	(34)
Gain from disposal of subsidiary	—	779
Gain from disposal of financial assets	—	1,188
Gain from disposal of other property items	606	495
Gain from disposal of farmland and other assets	—	5,082
Others	350	903

	(2,384)	20,054

26. Financial results, net

	June 30, 2014	June 30, 2013
	(unaudited)
Finance income:
- Interest income	3,393	3,279
- Gain from interest rate/foreign exchange rate derivative financial instruments	720	—
- Other income	188	163

Finance income	4,301	3,442

Finance costs:
- Interest expense	(27,809)	(23,286)
- Cash flow hedge – transfer from equity	(4,609)	—
- Foreign exchange losses, net	(3,268)	(16,713)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(12,769)
- Taxes	(1,954)	(1,978)
- Other expenses	(1,540)	(1,563)

Finance costs	(39,180)	(56,309)

Total financial results, net	(34,879)	(52,867)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			June 30, 2014	June 30, 2013	June 30, 2014	December 31, 2013
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	—	5,971	—	—
		Purchases of goods	—	(25)	—	—
		Interest income	—	330	—	—
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Payables (Note 17)	—	—	(88)	(667)
CHS Agro	Joint venture	Services	(18)	—	—	—
	Joint venture	Payables (Note 17)	—	—	(403)	(402)
	Employment	Compensation selected employees	(3,713)	(3,390)	(14,813)	(17,472)
Directors and senior management

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.